Exhibit 99.1

ARC Resources Ltd. Confirms March 15, 2017 Dividend Amount

CALGARY, Feb. 16, 2017 /CNW/ - (ARX - TSX)  ARC Resources Ltd. ("ARC") confirms that an eligible dividend of $0.05 per share will be paid on March 15, 2017 to shareholders of record on February 28, 2017. The ex-dividend date is February 24, 2017. As at February 16, 2017, the trailing 12-month payments to investors, including the February 15, 2017 payment, total $0.60 per share.

On February 8, 2017, ARC's Board of Directors approved the elimination of its Dividend Reinvestment Plan ("DRIP") and Stock Dividend Program ("SDP"). Elimination of the DRIP and SDP will be effective for the March 2017 dividend, payable on April 17, 2017 to shareholders of record on March 31, 2017. The ex-dividend date is March 29, 2017. Shareholders that were enrolled in either program will automatically receive dividend payments in the form of cash. See ARC's February 8, 2017 news release entitled, "ARC Resources Ltd. Announces Fourth Quarter and Year-end 2016 Results as It Increases Capital Investment in ARC's Multi-year, Large-scale Development Projects at Dawson, Parkland/Tower, and Sunrise".

Prior to elimination, the DRIP and SDP were optional plans for ARC's shareholders. The DRIP provided the option for Canadian holders of ARC common shares to have their cash dividends reinvested into additional common shares of ARC. The SDP provided the option for shareholders to receive dividends in the form of common shares of ARC in lieu of receiving a cash dividend on the dividend payment date.

ARC is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $7.8 billion. ARC's common shares trade on the TSX under the symbol ARX.

ADVISORY – In the interests of providing ARC shareholders and potential investors with information regarding ARC, including Management's assessment of ARC's future plans and operations, certain information contained in this document are forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including those risks and uncertainties contained in ARC Resources Ltd.'s Annual Information Form filed on SEDAR at www.sedar.com, which may cause ARC's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE ARC Resources Ltd.

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For further information: about ARC Resources Ltd., please visit our website www.arcresources.com or contact: Investor Relations, E-mail: ir@arcresources.com, Telephone: (403) 503-8600, Fax: (403) 509-6427, Toll Free: 1-888-272-4900, ARC Resources Ltd., Suite 1200, 308 - 4th Avenue S.W., Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:02e 16-FEB-17